Exhibit 99.8

Torex Gold Reports Year-End 2024 Reserves & Resources

Drilling success continues to support reserve life extensions

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - March 19, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) is pleased to report year-end 2024 mineral reserves and resources for the Morelos Complex, which includes the producing El Limón Guajes (“ELG”) Mine Complex (consisting of the ELG Open Pits and ELG Underground), Media Luna Underground mine, development phase EPO Underground deposit, and surface stockpiles.

Table 1: Year-over-year comparison of mineral reserves & mineral resources for the Morelos Complex

	December 31, 2024			December 31, 2023			Variance
	Tonnes (kt)	AuEq (gpt)	AuEq (koz)	Tonnes (kt)	AuEq (gpt)	AuEq (koz)	Tonnes (kt)	AuEq (gpt)	AuEq (koz)
Proven & Probable Reserves
Media Luna Underground	24,180	4.26	3,311	23,569	4.43	3,360	3%	(4%)	(1%)
ELG Underground	4,019	5.12	662	3,504	5.81	654	15%	(12%)	1%
EPO Underground	5,029	4.83	781	—	—	—	na	na	na
ELG Open Pit	945	2.69	82	5,553	3.16	565	(83%)	(15%)	(86%)
Surface Stockpiles	6,235	1.30	261	4,972	1.20	192	25%	8%	36%

Total Morelos Complex	40,408	3.92	5,096	37,598	3.95	4,771	7%	(1%)	7%

Measured & Indicated Resources
Media Luna Underground	29,114	5.07	4,744	27,451	5.23	4,618	6%	(3%)	3%
ELG Underground	8,451	5.20	1,414	8,176	5.48	1,441	3%	(5%)	(2%)
EPO Underground	7,060	5.18	1,176	6,979	5.14	1,153	1%	1%	2%
ELG Open Pit	1,054	2.86	97	6,110	3.13	615	(83%)	(9%)	(84%)

Total Morelos Complex	45,679	5.06	7,431	48,717	5.00	7,828	(6%)	1%	(5%)

Inferred Resources
Media Luna Underground	7,675	4.12	1,017	7,330	4.25	1,001	5%	(3%)	2%
ELG Underground	1,961	4.30	271	2,396	5.28	407	(18%)	(19%)	(33%)
EPO Underground	6,883	4.31	954	4,960	4.52	721	39%	(5%)	32%
ELG Open Pit	6	3.65	1	399	2.08	27	(98%)	75%	(97%)

Total Morelos Complex	16,526	4.22	2,243	15,085	4.45	2,156	10%	(5%)	4%

Notes to Table:

1. Gold equivalent (AuEq) mineral reserves and resources take into account respective metal prices and metallurgical recoveries for gold, silver, and copper (see Table 7 and Table 8).

2. Mineral resources are reported inclusive of mineral reserves, excluding stockpiles.

3. The reader is cautioned not to misconstrue this tabulation as a mineral reserve or a mineral resource statement. Tonnes, grades, and contained metal are shown for comparison purposes only.

4. Year-end mineral reserves and resources as well as year-over-year variance subject to rounding.

Gold equivalent (“AuEq”) mineral reserves and mineral resources take into account respective metal prices and metallurgical recoveries for gold (“Au”), silver (“Ag”), and copper (“Cu”) by deposit. Metal prices used to estimate mineral reserves and mineral resources remain unchanged following an increase in metal price assumptions used for the year-end 2023 update (see Table 7 and Table 8). As part of ongoing efforts to optimize feed rates from each of the three underground deposits, a review of metal prices used to estimate mineral reserves and mineral resources will be undertaken in 2025, with the impact on production and mine life to be evaluated against the potential impact on costs and margins.

Jody Kuzenko, President & CEO of Torex, stated:

“The year-end 2024 mineral reserve estimate reflects the new base case for the Morelos Complex which, including first production from EPO in late 2026, solidifies annual payable production of at least

450,000 gold equivalent ounces (“koz AuEq”) through 2030 and a reserve life out to at least 2035. With approximately 125,000 metres of drilling planned in 2025, almost double the metres drilled in 2024, we are now focused on enhancing the base case production profile beyond 2030, extending the reserve life of the underground deposits, and further showcasing the underlying potential of the broader Morelos Property by testing several regional targets.

“At EPO, an inaugural Probable Reserve of 781 koz AuEq was declared in September 2024. An updated reserve estimate for EPO is currently being undertaken as part of the internal feasibility study. Due to drilling undertaken in 2024 north of the main EPO deposit, Inferred Resources at EPO increased 32% to 954 koz AuEq from 721 koz AuEq.

“At ELG Underground, drilling was once again successful at replacing depletion with Proven and Probable Reserves increasing 1% to 662 koz AuEq during the year, supporting a reserve life through early 2029, which assumes an average mining rate of 2,800 tonnes per day (“tpd”) through 2026 and approximately 2,000 tpd thereafter.

“At Media Luna, updated mineral reserves and mineral resources primarily reflect results of definition drilling as well as modest refinements to some stope shapes. With the completion of the Media Luna Project, step-out and infill drilling at Media Luna is set to resume in 2025, with the goal of expanding and upgrading mineral resources as well as replacing mineral reserves.

“Overall, we delivered another solid year with respect to reserve and resource additions. With a 50% increase to the drilling and exploration budget in 2025, we expect to build on the success of the last few years and continue to demonstrate the multi-decade potential of the Morelos Property.”

Detailed breakdowns of mineral reserve and mineral resource estimates can be found in Table 5 and Table 6 of this press release. The detailed breakdowns include tonnes, grade, and contained metal estimates by metal as well as notes accompanying the applicable mineral reserve and mineral resource estimates.

PROVEN & PROBABLE MINERAL RESERVES

Total Proven and Probable Reserves are estimated at 5,096 koz AuEq at an average grade of 3.92 grams per tonne (“gpt”), representing a 7% increase relative to year-end 2023 reserves of 4,771 koz AuEq at 3.95 gpt. Prior to ore processed, Proven and Probable Reserves increased 850 koz AuEq (+18%), primarily due to inaugural reserves at EPO, which were originally disclosed in September 2024. Of the Proven and Probable Reserves at year-end 2024, 63% of the AuEq estimate is attributable to Au, 30% to Cu, and the remainder to Ag.

Table 2: Year-over-year change in Proven & Probable Mineral Reserves

	December 31, 2024					Variance (2024 / 2023)
	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq[1] (koz)	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq[1] (koz)
Proven & Probable Reserves
Media Luna Underground	24,180	1,946	19,788	467	3,311	611	(104)	911	18	(49)
ELG Underground	4,019	597	1,029	22	662	515	2	161	(1)	8
EPO Underground	5,029	367	4,820	143	781	5,029	367	4,820	143	781
ELG Open Pit	945	77	373	7	82	(4,609)	(475)	(478)	(15)	(483)
Surface Stockpiles	6,235	239	842	16	261	1,262	52	399	8	69

Total Morelos Complex	40,408	3,226	26,851	656	5,096	2,809	(158)	5,813	154	325

Change - Net (%)						7%	(5%)	28%	31%	7%
Change in Reserves Prior to Ore Processed
Ore Processed[2]						(4,676)	(499)	(708)	(18)	(525)
Reserves - Added / Lost						7,485	341	6,522	171	850
Change - Prior to Ore Processed (%)						20%	10%	31%	34%	18%

Notes to Table:

1. AuEq mineral reserves take into account respective metal prices and metallurgical recoveries for Au, Ag, and Cu (see Table 7).

2. Ore processed (depletion) in 2024 on a AuEq basis is based on prices and recoveries used at year-end 2023.

3. Year-end mineral reserves and year-over-year variance (2024 versus 2023) subject to rounding.

During 2024, 162% of the 525 koz AuEq processed (depleted) was replaced, driven by inaugural reserves at EPO (gain of 781 koz), drilling success outside of EPO (gain of 98 koz), block model updates (decrease of 46 koz), and other changes (gain of 17 koz).

Reserves at EPO were not updated at year-end 2024. An updated reserve is expected to be completed as part of the internal feasibility study currently underway for EPO.

At Media Luna Underground, Proven and Probable Reserves declined 49 koz AuEq as a result of ore mined during the year (decrease of 29 koz) and model changes (decrease of 19 koz), which reflects modestly higher ore tonnes at modestly lower grades returned through definition drilling as well as refined stope shapes.

At ELG Underground, Proven and Probable Reserves increased 8 koz AuEq (increase of 147 koz prior to ore mined), with drilling success (gain of 98 koz), model adjustments (gain of 7 koz), and other changes including mine design improvements and model adjustments (gain of 42 koz) more than offsetting ore mined (decrease of 139 koz).

The decline in ELG Open Pits primarily reflects ore mined during the year and, to a lesser extent, fewer than predicted ore tonnes in the final benches of the El Limón open pit, which is now exhausted. The decline also reflects open pit ore stockpiled during the year.

Within surface stockpiles of 261 koz AuEq at a grade of 1.30 gpt, 29 koz AuEq at a grade of 4.16 gpt is associated with ore from Media Luna.

MEASURED & INDICATED MINERAL RESOURCES

Measured and Indicated Resources are estimated at 7,431 koz AuEq at an average grade of 5.06 gpt, representing a 5% decrease relative to the 7,828 koz AuEq at 5.00 gpt at year-end 2023. Prior to ore mined, Measured and Indicated Resources increased 217 koz AuEq (+3%). Of the Measured and Indicated Resource at year-end 2024, 63% of the AuEq estimate is attributable to Au, 30% to Cu, and the remainder to Ag.

Table 3: Year-over-year change in Measured & Indicated Mineral Resources

	December 31, 2024					Variance (2024 / 2023)
	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq[1] (koz)	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq[1] (koz)
Measured & Indicated Resources[2]
Media Luna Underground	29,114	2,754	29,240	689	4,744	1,663	(19)	2,449	49	126
ELG Underground	8,451	1,264	2,272	51	1,414	275	(21)	271	(4)	(28)
EPO Underground	7,060	604	7,082	200	1,176	81	6	353	5	23
ELG Open Pit	1,054	92	294	9	97	(5,056)	(510)	(635)	(14)	(519)

Total Morelos Complex	45,679	4,714	38,888	949	7,431	(3,038)	(544)	2,439	36	(397)

Change - Net (%)						(6%)	(10%)	7%	4%	(5%)
Change in Reserves Prior to Ore Mined
Ore Mined[3]						(5,967)	(570)	(1,247)	(29)	(614)
Resources - Added / Lost						2,929	25	3,686	64	217
Change - Prior to Ore Mined (%)						6%	0%	10%	7%	3%

Notes to Table:

1. AuEq mineral resources take into account respective metal prices and metallurgical recoveries for Au, Ag, and Cu (see Table 8).

2. Measured & Indicated Resources are inclusive of mineral reserves.

3. Ore mined (depletion) in 2024 on a AuEq basis is based on prices and recoveries used at year-end 2023.

4. Year-end mineral resources and year-over-year variance (2024 versus 2023) subject to rounding.

Overall, 614 koz AuEq mined during 2024 was partially offset by drilling success (gain of 388 koz), with the remaining difference driven by block model updates (decrease of 15 koz) and other changes related to losses during mining, geological reinterpretation, and block model changes (decrease of 156 koz).

At Media Luna, Measured and Indicated Resources increased 126 koz AuEq (increase of 155 koz prior to ore mined) with definition drilling being the key driver (gain of 167 koz), partially offset by ore mined (decrease of 29 koz), and block model updates (decrease of 12 koz).

At ELG Underground, Measured and Indicated Resources decreased 28 koz AuEq (increase of 111 koz prior to ore mined) driven by drilling success (gain of 198 koz), offset by ore mined (decrease of 139 koz), block model updates (decrease of 3 koz), and other changes including losses during mining and geological reinterpretation (decrease of 84 koz).

At EPO, Indicated Resources increased by 23 koz AuEq, driven by drilling success. Infill metres drilled were lower than anticipated given a slower start to the 2024 drilling season as a result of a decision to change out drilling contractors and the associated time lost with demobilization and remobilization. As part of the 2025 drilling program, an exploration tunnel is currently being advanced in order to carry out more efficient and cost-effective infill drilling at EPO. The tunnel is being driven off the South Portal Upper and will cross over the upper portion of EPO. Drilling from the exploration tunnel is expected to commence mid-year, with a portion of the results expected to be incorporated into the year-end 2025 reserve and resource update.

The decline in Measured and Indicated Resources in ELG Open Pits reflects resource depletion as well as model changes, partially as a result of concluding mining operations in the El Limón open pit following depletion of reserves.

INFERRED MINERAL RESOURCES

Total Inferred Resources are estimated at 2,243 koz AuEq at an average grade of 4.22 gpt, representing a 4% increase relative to the 2,156 koz AuEq at 4.45 gpt at year-end 2023. Of the Inferred Resource at year-end 2024, 54% of the AuEq estimate is attributable to Au, 37% to Cu, and the remainder to Ag.

Table 4: Year-over-year change in Inferred Mineral Resources

	December 31, 2024					Variance (2024 / 2023)
	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq[1] (koz)	Tonnes (kt)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq[1] (koz)
Inferred Resources
Media Luna
Underground	7,675	587	5,632	152	1,017	346	(11)	223	10	16
ELG Underground	1,961	243	490	9	271	(435)	(111)	(130)	(10)	(136)
EPO Underground	6,883	390	8,690	188	954	1,923	72	2,782	52	233
ELG Open Pit	6	1	1	0	1	(393)	(26)	(18)	0	(26)

Total Morelos Complex	16,526	1,222	14,813	349	2,243	1,441	(76)	2,857	52	87

Change - Net (%)						10%	(6%)	24%	17%	4%

Notes to Table:

1. AuEq mineral resources take into account respective metal prices and metallurgical recoveries for Au, Ag, and Cu (see Table 8).

2. Year-end mineral resources and year-over-year variance (2024 versus 2023) subject to rounding.

At Media Luna, Inferred Resources increased 16 koz AuEq as a result of definition drilling.

At ELG Underground, infill drilling was prioritized towards upgrading Inferred Resources to the Indicated Resources category after a change of drilling contractor resulted in a slower-than-anticipated start to the 2024 drilling season, which reduced the level of step-out drilling to grow Inferred Resources. As such, Inferred Resources decreased 136 koz AuEq, with step-out drilling partially offsetting 198 koz upgraded through infill drilling to the Measured and Indicated Resource category during the year.

At EPO, drilling primarily to the north of EPO resulted in Inferred Resources increasing 233 koz AuEq.

The decline in ELG Open Pits resources reflects model updates and changes related to limited remaining mine life of the deposits, with the remainder of Inferred Resources contained within the current pit shells.

QUALIFIED PERSONS

The scientific and technical data contained in this news release pertaining to mineral resources have been reviewed and approved by Rochelle Collins, P.Geo., (PGO #1412), Principal, Mineral Resource Geologist with Torex Gold, who is a qualified person as defined by NI 43-101.

The scientific and technical data contained in this news release pertaining to mineral reserves have been reviewed and approved by Johannes (Gertjan) Bekkers, P.Eng., the Vice-President, Mines Technical Services for Torex Gold, who is a qualified person as defined by NI 43-101.

Additional information on the Morelos Complex is available in the Company’s most recent annual information form (“AIF”) dated March 27, 2024 and the technical report entitled “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, dated effective March 16, 2022 filed on March 31, 2022 (the “Technical Report”) on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

ABOUT TOREX GOLD RESOURCES INC.

Torex is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Company’s principal asset is the Morelos Complex, which includes the El Limón Guajes (“ELG”) Mine Complex, the Media Luna Project, the EPO Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022. Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information also includes, but is not limited to, statements about: drilling success continues to support reserve life extensions; the year-end 2024 mineral reserve estimate reflects the new base case for the Morelos Complex, which, including first production from EPO in late 2026, solidifies annual payable production of at least 450 koz AuEq through 2030 and a reserve life out to at least 2035; the Company is now focused on enhancing the base case production profile beyond 2030, extending the reserve life of the underground deposits, and further showcasing the underlying potential of the broader Morelos Property by testing several regional targets; at ELG Underground, with Proven and Probable Reserves increasing to 662 koz AuEq during the year, supports a reserve life through early 2029, assuming an average mining rate of 2,800 tpd through 2026 and approximately 2,000 tpd thereafter; with the completion of the Media Luna Project, step-out and infill drilling at Media Luna is set to resume in 2025, with the goal of expanding and upgrading mineral resources as well as replacing mineral reserves; with the 50% increase to the drilling and exploration budget in 2025, the Company expects to build on the success of the last few years and continue to demonstrate the multi-decade potential of the Morelos Property; an updated reserve is expected to be completed as part of the internal feasibility study currently underway for EPO; and the Company’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “strategy”, “focus”, “potential” or variations of such words and phrases or statements that certain actions, events or results “will”, or “is expected to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties associated with: the ability to add mineral resources, the ability to upgrade categories of mineral resources with greater confidence levels to mineral reserves; risks associated with mineral reserve and mineral resource estimation; and those risk factors identified in the Technical Report and the Company’s annual information form and management’s discussion and analysis or other unknown but potentially significant impacts. Forward-looking information is based on the assumptions discussed in the Technical Report and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

Table 5: Mineral Reserve Estimate - Morelos Complex (December 31, 2024)(2*)

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Proven	2,834	3.14	31.0	1.01	286	2,826	63	5.18	471
Probable	21,347	2.42	24.7	0.86	1,661	16,962	404	4.14	2,840

Proven & Probable	24,180	2.50	25.5	0.88	1,946	19,788	467	4.26	3,311

ELG Underground
Proven	1,441	4.89	8.0	0.26	226	372	8	5.41	251
Probable	2,578	4.47	7.9	0.24	370	657	14	4.96	411

Proven & Probable	4,019	4.62	8.0	0.25	597	1,029	22	5.12	662

EPO Underground
Proven	—	—	—	—	—	—	—	—	—
Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781

Proven & Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781

ELG Open Pit
Proven	62	2.78	8.3	0.14	6	16	0	2.86	6
Probable	883	2.53	12.6	0.37	72	357	7	2.68	76

Proven & Probable	945	2.55	12.3	0.36	77	373	7	2.69	82

Surface Stockpiles
Proven	6,235	1.19	4.2	0.12	239	842	16	1.30	261
Probable	—	—	—	—	—	—	—	—	—

Proven & Probable	6,235	1.19	4.2	0.12	239	842	16	1.30	261

Total Morelos Complex

Proven	10,571	2.23	11.9	0.37	756	4,056	87	2.91	988
Probable	29,836	2.57	23.8	0.86	2,470	22,796	568	4.28	4,108

Proven & Probable	40,408	2.48	20.7	0.74	3,226	26,851	656	3.92	5,096

Notes to accompany the mineral reserve table:

1. Mineral reserves were developed in accordance with CIM(2014) guidelines.

2. Mineral reserves are founded on Measured and Indicated Mineral Resources, with an effective date of December 31, 2024 (unless otherwise noted).

3. Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Surface Stockpile mineral reserves are estimated using production and survey data and apply the gold equivalent (“AuEq”) formula for the intended processing method.

4. AuEq of Total Morelos Complex is established from combined contributions of the various deposits.

5. The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., VP of Mines Technical Services.

6. The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.

Notes to accompany the Media Luna Underground mineral reserves:

1. Media Luna Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.4 g/t AuEq.

2. Media Luna Underground cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz gold (“Au”), $19/oz silver (“Ag”) and $3.50/lb copper (“Cu”) and metal recoveries of 90% Au, 86% Ag, and 93% Cu.

3. Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and includes estimates for dilution and mining losses.

4. Media Luna Underground (including Media Luna surface stockpiles) AuEq = Au (g/t) + Ag (g/t) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Underground mineral reserves:

1. El Limón Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.8 g/t AuEq and an in-situ incremental cut-off grade of 1.6 g/t AuEq.

2. Cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu and metal recoveries of 90% Au, 86% Ag, and 93% Cu, accounting for the planned copper concentrator.

3. Mineral reserves within designed mine shapes assume mechanized cut and fill supplemented with long hole mining method and include estimates for dilution and mining losses.

4. ELG Underground AuEq = Au (g/t) + Ag (g/t) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the EPO Underground mineral reserves:

1. Mineral reserves for EPO Underground have an effective date of June 30, 2024.

2. *Mineral reserves are based on EPO Underground Indicated Mineral Resources with an effective date of December 31, 2023.

3. EPO Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.5 gpt AuEq.

4. EPO Underground cut-off grade and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu and metal recoveries of 87% Au, 85% Ag, and 92% Cu.

5. Mineral reserves within designed mine shapes assume long-hole open stoping and include estimates for dilution and mining losses.

6. EPO Underground AuEq = Au (gpt) + Ag (gpt) * (0.0124) + Cu (%) * (1.6920), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral reserves and Surface Stockpiles:

1. ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 g/t Au and including low grade mineral reserves are reported above an in-situ cut-off grade of 0.88 g/t Au.

2. It is planned that ELG low grade mineral reserves within the designed pit will be stockpiled during pit operation and processed during pit closure.

3. Mineral reserves within the designed pit include assumed estimates for dilution and ore losses.

4. Cut-off grades and designed pits are considered appropriate for a metal price of $1,500/oz Au and metal recovery of 89% Au.

5. Mineral reserves are reported using an Au price of $1,500/oz, Ag price of $19/oz, and Cu price of $3.50/lb.

6. Average metallurgical recoveries of 89% for Au, 30% for Ag, and 15% for Cu.

7. ELG Open Pit (including open pit surface stockpiles) AuEq = Au (g/t) + Ag (g/t) * (0.0043) + Cu (%) * (0.2697), accounting for metal prices and metallurgical recoveries.

Table 6: Mineral Resource Estimate - Morelos Complex (December 31, 2024)

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Measured	2,994	3.95	40.0	1.30	380	3,855	86	6.55	630
Indicated	26,120	2.83	30.2	1.05	2,374	25,385	603	4.90	4,114

Measured & Indicated	29,114	2.94	31.2	1.07	2,754	29,240	689	5.07	4,744

Inferred	7,675	2.38	22.8	0.90	587	5,632	152	4.12	1,017
ELG Underground
Measured	3,164	5.04	7.4	0.27	512	751	19	5.56	566
Indicated	5,287	4.42	8.9	0.28	752	1,521	33	4.99	848

Measured & Indicated	8,451	4.65	8.4	0.28	1,264	2,272	51	5.20	1,414

Inferred	1,961	3.86	7.8	0.21	243	490	9	4.30	271
EPO Underground
Measured	—	—	—	—	—	—	—	—	—
Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176

Measured & Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176

Inferred	6,883	1.76	39.3	1.24	390	8,690	188	4.31	954
ELG Open Pit
Measured	189	3.89	7.0	0.20	24	43	1	3.97	24
Indicated	865	2.46	9.0	0.43	69	251	8	2.62	73

Measured & Indicated	1,054	2.72	8.7	0.38	92	294	9	2.86	97

Inferred	6	3.56	5.9	0.24	1	1	0	3.65	1
Total Morelos Complex
Measured	6,347	4.49	22.8	0.75	916	4,649	105	5.98	1,220
Indicated	39,332	3.00	27.1	0.97	3,798	34,239	844	4.91	6,211

Measured & Indicated	45,679	3.21	26.5	0.94	4,714	38,888	949	5.06	7,431

Inferred	16,526	2.30	27.9	0.96	1,222	14,813	349	4.22	2,243

Notes to accompany the mineral resource table:

1. Mineral resources were prepared in accordance with the CIM Definition Standards (May 2014).

2. The effective date of the estimates is December 31, 2024.

3. Mineral resources are depleted above a mining surface or to the as-mined solids as of December 31, 2024.

4. Gold equivalent (“AuEq”) of total mineral resources is established from combined contributions of the various deposits.

5. Mineral resources for all deposits are based on an underlying gold (“Au”) price of $1,650/oz, silver (“Ag”) price of $22/oz, and copper (“Cu”) price of $3.75/lb.

6. Mineral resources are inclusive of mineral reserves (ex-stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

7. Numbers may not add due to rounding.

8. Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9. The estimate was prepared by Mrs. Rochelle Collins, P.Geo. (Ontario), Principal, Mineral Resources.

Notes to accompany Media Luna Underground mineral resources:

1. Mineral resources for Media Luna Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining methods are a combination of long-hole open stoping and mechanized cut-and-fill.

2. Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3. Metallurgical recoveries at Media Luna Underground average 90% Au, 86% Ag, and 93% Cu.

4. The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.

5. Media Luna Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany ELG Underground mineral resources:

1. Mineral resources for ELG Underground are reported above a cut-off grade of 2.2 gpt AuEq. The assumed underground mining method is mechanized cut-and-fill.

2. Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5m sub-blocks.

3. Average metallurgical recoveries are 90% Au, 86% Ag, and 93% Cu, accounting for recoveries with planned copper concentrator.

4. The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

5. ELG Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany EPO Underground mineral resources:

1. Mineral resources for EPO Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed mining method is from underground methods, using long-hole open stoping.

2. Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3. Metallurgical recoveries at EPO average 87% Au, 85% Ag, and 92% Cu.

4. The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.5 g/cm3.

5. EPO Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0130) + (Cu (%) * 1.6480), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral resources:

1. Mineral resources for ELG Open Pit are reported above an in-situ cut-off grade of 0.78 gpt Au.

2. Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5 m sub-blocks. Mineral resources are reported inside an optimized pit shell, underground mineral reserves at ELD within the El Limón pit shell have been excluded from the open pit mineral resources.

3. Average metallurgical recoveries are 89% Au, 30% Ag, and 15% Cu.

4. The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

5. ELG Open Pit AuEq = Au (gpt) + (Ag (gpt) * 0.0045) + (Cu (%) * 0.2627), accounting for underlying metal prices and metallurgical recoveries.

Table 7: Metal price and metallurgical recovery assumptions used in the estimation of mineral reserves

Mineral Reserves	December 31, 2024			December 31, 2023			Variance
	Au	Ag	Cu	Au	Ag	Cu	Au		Ag		Cu
Metal Prices	($/oz)	($/oz)	($/lb)	($/oz)	($/oz)	($/lb)	($/oz)		($/oz)		($/lb)
Media Luna Underground	$1,500	$19.00	$3.50	$1,500	$19.00	$3.50	—		—		—
ELG Underground	$1,500	$19.00	$3.50	$1,500	$19.00	$3.50	—		—		—
EPO Underground	$1,500	$19.00	$3.50	—	—	—	na		na		na
ELG Open Pit	$1,500	$19.00	$3.50	$1,500	$19.00	$3.50	—		—		—
Surface Stockpiles	$1,500	$19.00	$3.50	$1,500	$19.00	$3.50	—		—		—
Metallurgical Recoveries	( %)	( %)	( %)	( %)	( %)	( %)	(	%)	(	%)	(	%)
Media Luna Underground	90%	86%	93%	90%	86%	93%	—		—		—
ELG Underground	90%	86%	93%	90%	86%	93%	—		—		—
EPO Underground	87%	85%	92%	—	—	—	na		na		na
ELG Open Pit	89%	30%	15%	89%	30%	15%	—		—		—
Surface Stockpiles	89%	30%	15%	89%	30%	15%	—		—		—

Notes to Table:

1. Recoveries for surface stockpiles at year-end 2024 are based on a blend of open pit stockpiles and Media Luna stockpiles.

Table 8: Metal price and metallurgical recovery assumptions used in the estimation of mineral resources

Mineral Resources	December 31, 2024			December 31, 2023			Variance
	Au	Ag	Cu	Au	Ag	Cu	Au		Ag		Cu
Metal Prices	($/oz)	($/oz)	($/lb)	($/oz)	($/oz)	($/lb)	($/oz)		($/oz)		($/lb)
Media Luna Underground	$1,650	$22.00	$3.75	$1,650	$22.00	$3.75	—		—		—
ELG Underground	$1,650	$22.00	$3.75	$1,650	$22.00	$3.75	—		—		—
EPO Underground	$1,650	$22.00	$3.75	$1,650	$22.00	$3.75	—		—		—
ELG Open Pit	$1,650	$22.00	$3.75	$1,650	$22.00	$3.75	—		—		—
Metallurgical Recoveries	( %)	( %)	( %)	( %)	( %)	( %)	(	%)	(	%)	(	%)
Media Luna Underground	90%	86%	93%	90%	86%	93%	—		—		—
ELG Underground	90%	86%	93%	90%	86%	93%	—		—		—
EPO Underground	87%	85%	92%	87%	85%	92%	—		—		—
ELG Open Pit	89%	30%	15%	89%	30%	15%	—		—		—

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